UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:  001-40858

XORTX THERAPEUTICS INC.

(Translation of registrant’s name into English)

3710 – 33rd Street NW
Calgary, Alberta T2L 2M1
Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 5.1 and 5.2 to this report on Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-3 of XORTX Therapeutics Inc. (File No. 333-269429), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: October 17, 2024	By:	/s/ Allen Davidoff
		Name:	Allen Davidoff
		Title:	President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

5.1	Opinion of Fasken Martineau DuMolin LLP, regarding legality of securities being registered
5.2	Opinion of Troutman Pepper Hamilton Sanders LLP, regarding legality of securities being registered